SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14A-101)

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Definitive Proxy Statement                [ ] Confidential, for Use of the
[ ] Definitive Additional Materials               Commission Only (as permitted)
[ ] Soliciting Material Pursuant to               by Rule 14a-6(e)(2)
    Rule 14a-11(c) or Rule 14a-12


                               VENATOR GROUP, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)


                             GREENWAY PARTNERS, L.P.
                               ALFRED D. KINGSLEY
                               GARY K. DUBERSTEIN
                                ANDREW P. HINES
                                  HOWARD STEIN
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of filing fee (Check the appropriate box):

[x] No Fee Required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

    (1) Title of each class of securities to which transaction applies:
        Not applicable
        ------------------------------------------------------------------------
    (2) Aggregate number of securities to which transaction applies: Not applicable.
        ------------------------------------------------------------------------
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Not applicable.
        ------------------------------------------------------------------------
    (4) Proposed maximum aggregate value of transaction:  Not applicable.
        ------------------------------------------------------------------------
    (5) Total Fee Paid:  Not applicable.
        ------------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:  Not applicable.
        ------------------------------------------------------------------------
    (2) Form, Schedule or Registration Statement No.:  Not applicable.
        ------------------------------------------------------------------------
    (3) Filing Party:  Not applicable.
        ------------------------------------------------------------------------
    (4) Date Filed:  Not applicable.
        ------------------------------------------------------------------------

                                                              April 23, 1999

                                                              PRELIMINARY COPY


                                 PROXY STATEMENT
                           OF GREENWAY PARTNERS, L.P.

                             IN CONNECTION WITH THE

                       1999 ANNUAL MEETING OF SHAREHOLDERS

                             OF VENATOR GROUP, INC.



                  This Proxy Statement is being furnished to shareholders of Venator Group, Inc. (the "Company") in connection with a solicitation by Greenway Partners, L.P. ("Greenway") and the other participants described below under "Certain Information Concerning Greenway and the other Participants in the Solicitation." Greenway and its affiliates ("we" or the "Greenway Group") collectively constitute the Company's largest holders of shares of common stock, par value $.01 per share ("Common Stock"). The Greenway Group owns, in the aggregate, 14.4% of the Company's outstanding shares of Common Stock. This Proxy Statement is for use at the 1999 Annual Meeting of Shareholders of the Company and at any adjournments thereof (the "1999 Annual Meeting"). According to
Section 2 of Article I of the Company's By-Laws (the "By-laws"), an annual meeting of shareholders shall be held on such date as may be determined by the Company's Board of Directors (the "Board"). The Company has announced that the 1999 Annual Meeting will be held on June 10, 1999 in New York City but, to Greenway's knowledge, has not yet announced the exact place of, or the record date for shareholders entitled to vote at, the 1999 Annual Meeting. Greenway expects that the Company will provide such information in due course. Only shareholders of record at the close of business on the record date will be entitled to notice of and to vote at the 1999 Annual Meeting.


                  NO PROXY CARD FOR USE AT THE 1999 ANNUAL MEETING IS INCLUDED WITH THIS PROXY STATEMENT BUT ONE WILL BE PROVIDED BY GREENWAY AFTER THE COMPANY NOTIFIES SHAREHOLDERS OF THE RECORD DATE AND MATTERS TO BE VOTED UPON AT THE 1999 ANNUAL MEETING OR AT AN EARLIER DATE IF GREENWAY DEEMS IT APPROPRIATE. ANY PROXY CARD SO DISTRIBUTED BY GREENWAY WILL BE ACCOMPANIED OR PRECEDED BY A REVISED PROXY STATEMENT SETTING FORTH THE DATE, TIME AND EXACT LOCATION OF THE 1999 ANNUAL MEETING AS ANNOUNCED BY THE COMPANY. Any shareholder who executes and delivers such Proxy will have the right to revoke it at any time before it is exercised, by filing with Greenway at 277 Park Avenue, New York, New York 10172 or with the Secretary of the Company at its principal executive offices at 233 Broadway, New York, New York 10279, an instrument revoking it or a duly executed proxy bearing a later date, or, by appearing in person and voting at the 1999 Annual Meeting.

                  This Proxy Statement is first being sent or given to one or more shareholders on or about April [ ], 1999. The Company has reported in the proxy statement relating to the Annual Meeting of Shareholders held on June 11,


NY2:\395404\05\8h3g05!.DOC\56392.0003

1998 (the "1998 Annual Meeting") that, as of April 23, 1998, the record date for such meeting, the Company's outstanding voting securities consisted of 135,251,929 shares of Common Stock. According to the Company's quarterly report on Form 10-Q for the fiscal quarter ended October 31, 1998, there were 135,614,566 shares of Common Stock outstanding on November 27, 1998 and, unless otherwise indicated, references herein to the percentage of outstanding shares of Common Stock owned by any person were computed based upon such number of outstanding shares. Each share of Common Stock is entitled to one vote.

                  The Proxy Statement and a form of proxy will be delivered to holders of at least the percentage of the Company's Common Stock required under applicable law to carry the Proposals (as hereinafter defined). See "Vote Required."

                                  THE PROPOSALS

                  As more fully discussed below, Greenway is soliciting proxies in connection with the 1999 Annual Meeting (i) for the election of Alfred D. Kingsley, Gary K. Duberstein, Andrew P. Hines and Howard Stein (collectively, the "Greenway Nominees") as directors of the Company, (ii) in favor of a proposal recommending that the Company change its name back to Woolworth Corporation (the "Woolworth Proposal"), and (iii) in favor of a proposal recommending that the board of directors of the Company redeem the rights distributed under the Rights Agreement dated as of March 11, 1998, terminate such Rights Agreement and not adopt any new rights agreement unless approved by the affirmative vote of the holders of a majority of the outstanding Shares (the "Poison Pill Termination Proposal"). The proposed election of the Greenway Nominees, the Woolworth Proposal and Poison Pill Termination Proposal are referred to herein collectively as the "Proposals."

                       PROPOSAL FOR ELECTION OF DIRECTORS

                  Greenway is soliciting the proxies of shareholders for the election of the Greenway Nominees as directors of the Company at the 1999 Annual Meeting, to serve until their successors are duly elected and qualified.

                  On March 25, 1999, Greenway provided written notice to the Company of its intent to nominate the Greenway Nominees for election to the Board. Such notice was provided pursuant to Section 2 of Article II of the Company's By-laws which sets forth certain requirements for shareholders intending to nominate candidates for election to the Board, including, in general, the requirement that a notice containing specified information be submitted to the Company at least 75 days prior to any meeting of shareholders called for the purpose of electing directors. For information concerning the Greenway Nominees, see "The Greenway Nominees" below.

                  In accordance with the Company's Certificate of Incorporation and By-laws and the New York Business Corporation Law, the Company's Board of Directors is to consist of not less than nine nor more than seventeen directors, as may be determined by resolution adopted by a majority of the entire Board. The directors are to be divided into three classes as nearly equal in number as possible. At each annual meeting of shareholders, members of one of the classes, on a rotating basis, are elected for a three-year term. Based on information contained in reports filed by the Company with the Securities and Exchange Commission, the Board is currently comprised of eleven directors, four of whom have terms that expire in 1999, and according to the Company's Proxy Statement for the 1998 Annual Meeting of Shareholders, four directors are to be elected at the 1999 Annual Meeting. The Greenway Nominees, if elected, would serve for the term expiring in 2002. If any additional directorships are to be voted upon at the 1999 Annual Meeting, Greenway reserves the right to nominate additional persons to fill such positions.

                  If the Greenway Nominees are elected and take office as directors, they intend to discharge their duties as directors of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

The Greenway Nominees

                  Each of the Greenway Nominees has consented to serve as a director if elected. There are no arrangements or understandings between any such nominee and any other person pursuant to which he was selected as a Greenway Nominee, except that Greenway has agreed to indemnify Messrs. Hines and Stein against certain potential liabilities that could arise out of or result from serving as Greenway Nominees. The information below concerning age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective Greenway Nominees.

                                      Present Principal Occupation and          Number of Shares
Name, Business                        Principal Occupations During Last Five     of Common Stock      Percent of
Address and Age                       (5) Years; Directorships                        Owned           Common Stock
---------------                       ------------------------                        -----           ------------
Alfred D. Kingsley                    Senior Managing Director of Greenway        19,529,022(1)          14.4%
c/o Greenway Partners,                (an investment partnership) since
   L.P.                               March 1993; director of Outboard
277 Park Avenue                       Marine Corporation (a manufacturer of
New York, New York                    outboard marine engines and boats)
10172                                 since September 1997.  Mr. Kingsley is
Age 56.                               also a Director of ACF Industries,
                                      Incorporated (a manufacturer and lessor of
                                      rail cars).

Gary K. Duberstein                    Managing Director of Greenway since         18,987,222(1)          14.0%
c/o Greenway Partners,                March 1993; director of Outboard
   L.P.                               Marine Corporation since September
277 Park Avenue                       1997.
New York, New York
10172
Age 44.

Andrew P. Hines                       Executive Vice President, Chief                  590                 *
c/o Outboard Marine Corporation       Financial Officer and a Director of
100 Sea Horse Drive                   Outboard Marine Corporation since
Waukegan, IL 60085                    October 1997; Chief Financial Officer,
Age 59.                               Wise Foods, Inc., May 1997 to
                                      September 1997; Senior Vice President
                                      and Chief Financial Officer of
                                      Woolworth Corporation from 1994 until
                                      April 1997.

Howard Stein                          Mr. Stein was Chairman and Chief             120,000(2)              *
c/o Greenway Partners,                Executive Officer of the Dreyfus
   L.P.                               Corporation from 1970 until August
277 Park Avenue                       1996.  Former Director, Mellon Bank
New York, New York                    Corporation.
10172
Age 72.


------------------

         (1) Includes 18,987,222 shares of Common Stock beneficially owned by Greenway and its affiliates (as described in "Certain Information Concerning Greenway and the Other Participants in the Solicitation" below), representing approximately 14.0% of the outstanding shares of Common Stock. 541,800 of the shares of Common Stock beneficially owned by Mr. Kingsley are directly beneficially owned by him.

         (2) Mr. Stein has an account managed by Greenbelt Corp. ("Greenbelt"), an affiliate of Messrs. Kingsley and Duberstein, which account contains, among other securities, 1,154,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Greenbelt also manages accounts for family members and employees of Mr. Stein that contain 846,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Stein disclaims beneficial ownership of all shares of Common Stock held in accounts managed by Greenbelt. Mr. Stein also is a limited partner of Greenway. Mr. Stein disclaims beneficial ownership of shares of Common Stock beneficially owned by Greenway. Mr. Stein is the direct beneficial owner of 120,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Greenway and its affiliates disclaim beneficial ownership of such shares.

*        Less than one percent.


                  All transactions in securities of the Company engaged in by any proposed Greenway Nominee herein during the past two years are summarized on Appendix A.

Reasons for Nomination of the Greenway Nominees

                  The Greenway Group has been a long term and active shareholder of the Company. We began purchasing shares of the Company's Common Stock during 1994, our first year of investing at Greenway, and have purchased substantial numbers of shares of Common Stock in each subsequent year. We believe that our ownership of approximately 20,000,000 shares makes us the Company's largest shareholder. Our investment in the Company represents one of the largest commitments of capital in our portfolio. Consequently, the successful management of the Company is of the utmost importance to us. Indeed, as many of our fellow shareholders know, we have followed the Company closely and have put forth shareholder proposals at the Company's Annual Meetings in 1996, 1997 and 1998.


                  Although the Greenway Group continues to believe that there is great value in the Company, we are growing concerned about the apparent inability of the management of the Company to have such value reflected in the stock market price. The closing price of a share of Common Stock of the Company was $20 3/8 on December 31, 1997, $19 13/16 on June 11, 1998 (the day of the 1998 Annual Meeting) and $6 1/2 on December 31, 1998. During the past 52 weeks, the price of a Share has been as high as $24 13/16 (on April 22, 1998) and as low as $3 3/16 (on February 18, 1998). Yesterday's closing price of $9 1/4 per share on April 22, 1999 means the Shares have lost over 62% of their value from their 52-week high. According to the 1998 "Shareholder Scorecard", covering 1,000 major U.S. Companies compiled by The Wall Street Journal in its issue dated February 25, 1999, the Company's Shares ranked as the seventh worst performing stock over a one-year period, and the second worst performing stock over a five-year period, based on total return to shareholders.


                  In the March 10, 1999 press release issued by the Company reporting on results for the fourth quarter and year ended January 30, 1999, the Company's Chairman of the Board and Chief Executive Officer states: "We are disappointed in the Company's 1998 financial results...." So are we. Our disappointment in the results and in the performance of the stock price has led us to seek representation on the board of directors so that we may have a better understanding of the problems facing our Company and, most importantly--a voice in solving them. Given our large equity stake in the Company, we intend to be extremely vigilant as directors. If elected, we will seek to protect the value of both our nearly 20,000,000 shares and the value of everyone else's shares.

                  Greenway believes that the success of any company is highly dependent on the performance of its top executive officers. The selection of these individuals is one of the most important responsibilities of any Board of Directors. Roger N. Farah is the Chairman of the Board and Chief Executive

Officer of the Company. According to publicly filed documents, Mr. Farah has an employment agreement with the Company pursuant to which he receives a base salary of $1,500,000 and participates in various bonus plans. The term of Mr. Farah's contract began in December 1994 and ends on January 31, 2000. Dale W. Hilpert is the President and Chief Operating Officer of the Company. According to publicly filed documents, Mr. Hilpert has an employment agreement with the Company pursuant to which he receives a base salary of not less than $825,000 and participates in various bonus plans. The term of Mr. Hilpert's contract began on May 1, 1997 and terminates on April 30, 2000. The terms of the employment agreements of each of Messrs. Farah and Hilpert should be summarized in either the Annual Report on Form 10-K for the fiscal year ended January 31, 1999 or proxy statement for the 1999 Annual Meeting to be filed by the Company with the Securities and Exchange Commission and the full contracts should be filed as an exhibit to such Form 10-K (or incorporated therein by reference).

                  IF ELECTED, THE GREENWAY NOMINEES INTEND TO URGE THE BOARD OF DIRECTORS TO UNDERTAKE A SERIOUS REVIEW OF THE PERFORMANCE OF EACH OF MESSRS. FARAH AND HILPERT. GIVEN THE PERFORMANCE OF THE COMPANY, WE BELIEVE THE BURDEN WILL BE ON EACH OF MESSRS. FARAH AND HILPERT TO DEMONSTRATE WHY THEIR RESPECTIVE CONTRACTS SHOULD BE RENEWED.

                  By running our own slate of nominees, we believe we are giving shareholders a choice. If you are satisfied with the performance of the Company and its stock price, no doubt, you will reelect management's nominees. But, if you--like us--are not satisfied and if you believe that the Company would benefit by having nominees selected by the Company's largest shareholders serve on the Board, we urge you to support the Greenway Nominees.

                               WOOLWORTH PROPOSAL

                  Greenway proposes, for the reasons stated below, the adoption by the shareholders of the following resolution (the "Woolworth Proposal").

                           RESOLVED, that it is hereby recommended that the Company change its name from Venator Group, Inc. back to Woolworth Corporation.


                  As you may recall in a letter to our fellow investors last year, we noted that Shakespeare once asked: `What's in a name?' before concluding that a rose by any other name would smell as sweet. With some whimsy, we penned an "Ode to Venator" in iambic pentameter and pictured the Bard as joining with those who cannot abide the smell of the name Venator Group, Inc. As noted above, on the day of the 1998 Annual Meeting--the last day when our Company was called Woolworth--its share price was $19 13/16. As of yesterday (April 22, 1999), the share price of Venator was $9 1/4, a drop of over 53%. As the Company's largest shareholder, we find nothing even remotely whimsical about such a precipitous price drop. We do not, of course, attribute the entire decline to the unfortunate name change. But still, one can ask `What's in a name?'

                  Indeed, a board of directors of another multi-billion corporation posed that question in 1987. United Airlines had just changed its name to Allegis in a move apparently spearheaded by its chairman. Allegis was explained initially by that company as a combination of the words allegiance and aegis. But a well known investor called the name "better suited to the next world-class disease". In any event, after the resignation of that company's chairman, its board of directors opted to return to its well known name as United Airlines, despite having spent, according to published reports, $7.3 million for the name change and using the name Allegis for only six weeks.

                  The name Woolworth first appeared on stores on Main Streets well over one hundred years ago, and is well known not only in the United States but in countries around much of the world. The name so well known on Main Streets found its way to Wall Street on 1912, when Frank Winfield Woolworth joined his stores with those of five other partners and sold the first publicly offered shares of F.W. Woolworth Company. With the widespread recognition that comes from some 86 years of use on the trading floor, we continue to think it was unwise for the Company to change its corporate name to Venator--a name with a meaning known by virtually no one. To us, the whole name issue has raised a deeper concern. Our company is engaged in the retailing business where marketing decisions are key. Naming the Company is, in our opinion, a marketing issue. If the Company will give up a well known name like Woolworth in favor of Venator, we are concerned about other marketing decisions it may be making. In other words, management's decision to support dropping the corporate name Woolworth in favor of Venator was a contributing factor in our decision to seek board representation.

                  After almost a full year of operation under its new name, Greenway believes that there is still no name recognition among the general public of Venator, and thus diminished interest in its stock. We feel that changing the Company's name back to Woolworth Corporation will instantly re-create the name recognition management has squandered. While it may be difficult to document empirically, we believe a name as well known as Woolworth has value, which we believe will be reflected in an increased stock price.

                                      * * *

                  WE URGE SHAREHOLDERS TO VOTE FOR OUR PROPOSAL RECOMMENDING THAT THE COMPANY CHANGE ITS NAME BACK TO WOOLWORTH CORPORATION. IF OUR NOMINEES ARE ELECTED TO THE BOARD OF DIRECTORS, THEY INTEND TO SUPPORT CHANGING OUR COMPANY'S NAME BACK TO WOOLWORTH CORPORATION.

                        POISON PILL TERMINATION PROPOSAL

                  Greenway proposes, for the reasons stated below, the adoption by the shareholders of the following resolution (the "Poison Pill Termination Proposal"):

                           RESOLVED, that it is hereby recommended that the Board of Directors redeem the rights distributed under the Rights Agreement dated as of March 11, 1998, terminate such Rights Agreement, and that any new Rights Agreement shall not be adopted unless approved by the affirmative vote of the holders of a majority of the outstanding shares of the Company.

                  At the 1998 Annual Meeting, a shareholder proposal similar to the Poison Pill Termination Proposal (the "1998 Poison Pill Termination Proposal") was approved by the holders of approximately 81% of the shares of Common Stock present and voting on the matter. Notwithstanding this overwhelming vote, the Board of Directors did not follow such recommendation. The 1998 Poison Pill Termination Proposal, proposed by the Southern Regional Joint Board of the Union of Needletracks, Industrial and Textile Employees, requested that the Preferred Share Purchase Rights be allowed to expire by their terms in 1998, and that the Board of Directors not adopt a new Rights Plan without the approval of a majority of outstanding shares at a meeting of the shareholders. Despite having notice of the 1998 Poison Pill Termination Proposal, the Board of Directors adopted a new Rights Agreement dated as of March 11, 1998 (the "Renewed Rights Agreement") prior to the 1998 Annual Meeting, a clear example of the Board's insensitivity to the wishes of the shareholders, and their willingness to take affirmative steps to keep themselves entrenched in their current positions.

                  Approximately 81% of the votes cast at the 1998 Annual Meeting were in favor of the 1998 Poison Pill Termination Proposal, yet the Board has not rescinded the outstanding rights and the Renewed Rights Agreement remains in place. According to a 1999 report issued by the Investor Responsibility Research Center ("IRRC"). The IRRC has tracked 2,080 companies, including approximately 1,900 U.S. companies, with poison pills, and has recorded the outcome of 260 anti-pill shareholder resolutions since 1987. Such report indicates that the shareholder vote on the 1998 Poison Pill Termination Proposal was one of the highest tallies ever recorded on an anti-pill resolution opposed by management. A clear message must be delivered to the Board that the shareholders are displeased with the Board's blatant disregard of our wishes, and that we want to control the destiny of the Company.


                  The Renewed Rights Agreement would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. Greenway believes that these devices, often called "poison pills", serve to insulate management from direct shareholder accountability. Indeed, the Company's actions in instituting the Renewed Rights Agreement while aware of the 1998 Poison Pill Termination Proposal and, then, not responding to an overwhelming vote of its shareholders in favor of such proposal, evidences, in Greenway's opinion, management's blatent disregard of the shareholders' wishes and judgments concerning their own best interests. This resolution merely asks that when the Company seeks to "protect" its shareholders through a "rights plan" that it first asks its shareholders' opinion.

                      Certain Advantages and Disadvantages
                     of the Poison Pill Termination Proposal

                  The Poison Pill Termination Proposal is non-binding on the Company's Board of Directors; and, even if it is adopted by the shareholders, as was the case with respect to the 1998 Poison Pill Termination Proposal, the Board would have no obligation to take any action. Even if the Board were to follow the recommendations contained in the Poison Pill Termination Proposal by terminating the Renewed Rights Agreement and not adopting a new rights agreement without shareholder approval, the Board could subsequently seek shareholder approval for a new rights agreement when faced with an uninvited offer to acquire the Company (or even in the absence of such an offer) by calling a special meeting of shareholders for this purpose. The Company would simply incur the modest expenses of calling such a meeting and soliciting shareholder votes.

                  The Company's Certificate of Incorporation (the "Certificate") and New York Business Corporation Law (the "NYBCL") provide significant impediments to many forms of unsolicited offers for the Company. The Certificate provides that: (i) Directors serve staggered terms, preventing any insurgent shareholder or group of shareholders from gaining a majority of the seats on the Board in a single year; (ii) certain transactions, including mergers with a beneficial owner of more than 5% of the Company's Voting Stock (as defined in the Certificate), are in most cases subject to approval by a majority of disinterested shareholders; and (iii) the Company has authorized for issuance a "blank check" preferred stock that can be used to dilute the ownership or voting power of an acquiror not approved by the Board. The NYBCL provides: (i) significant limitations on business combinations with a beneficial owner of 20% of a corporation's stock (an "Interested Shareholder") that has not been approved by the Board or, in the case of a person that has been an Interested Shareholder for five years or more, by disinterested shareholders; (ii) limitations on the payment of "greenmail" to owners of 10% or more of a company's stock who have held such stock for less than two years; and (iii) that directors may consider certain corporate constituencies other than shareholders in taking action that may relate to a change of control.

                  It has been established under New York law that a board of directors may generally adopt a rights plan without shareholder approval and, since the 1980's, many companies have in fact put rights plans in place without shareholder approval. Poison pills are considered extremely potent corporate takeover defense mechanisms, and the Company's existing poison pill may, in some respects, be aligned with shareholder interests. Commentators and corporate governance experts disagree on the propriety and utility of poison pills, and it is possible that, should the Company's Board follow the recommendations contained in the Poison Pill Termination Proposal, the Board's ability to adopt a poison pill to fend off hostile takeovers may be impeded due to the procedural constraints on the adoption of rights plans imposed by the Poison Pill Termination Proposal. Proponents of poison pills assert that rights plans enable the board to respond in an orderly manner to unsolicited bids by providing sufficient time to carefully evaluate the fairness of an unsolicited offer and the credibility of the bidder, and thereby giving the board the flexibility to explore alternative strategies for maximizing shareholder value. Studies have been reported that support these positions, including studies cited by the IRRC of investment banking firm J.P. Morgan Securities, proxy solicitor Georgeson, and professors Comment and Schwert, each of which concluded that poison pills are associated with higher premiums to selling shareholders in takeovers. It has been argued that poison pills deter abusive takeover tactics. They also assert that rights plans provide incentives for a potential acquiror to negotiate in good faith with the board, and that such negotiations are likely to maximize value for shareholders by soliciting the highest possible price from the bidder.


                  If the Board implemented the Poison Pill Termination Proposal, the Company could subsequently receive an acquisition offer while there is no rights plan in place. If the Board determined to adopt a new rights plan as a defensive measure, it would be faced with the procedural necessity of calling a special meeting of shareholders to approve the rights plan. Under the Company's By-laws, the Board would establish a record date of shareholders entitled to vote at such meeting, and the Company would be required to provide such shareholders with not less than ten nor more than 50 days' prior written notice of the meeting. The presence of holders of a majority of the shares entitled to vote at the special meeting would be needed to establish a quorum, and the affirmative vote of the holders of a majority of the shares present at such meeting would be necessary to adopt the rights plan. Accordingly, if the Company were to follow the Poison Pill Termination Proposal, it might need to act very quickly to adopt a rights plan in the face of an unsolicited acquisition offer (which, in the case of a tender offer made to the Company's shareholders, could be consummated after 20 business days).


                  In recent years, shareholders have, with increased frequency, taken steps to oppose the unilateral adoption of rights plans by management. According to a 1998 report by the IRRC, shareholder proponents submitted 23 anti-pill proposals to 22 companies in 1998 (including Woolworth) and, according to a 1999 report by the IRRC, 35 anti-pill proposals have been submitted for 1999. According to the 1998 report of the IRRC, in 1997, proposals to redeem or permit shareholder voting on poison pills were passed at thirteen companies, including Bausch & Lomb, CSX, Columbia/HCA Healthcare, Consolidated Natural Gas, Digital Equipment, Fleming, Fluor, Lukens, Mallinckrodt, PLM International, SuperValu, Talley Industries and Wellman. According to the 1999 report, in 1998, proposals to redeem or permit shareholder voting on poison pills were passed at nine companies, including Avondale Industries, CSX, Consolidated Natural Gas, GRC International, Jostens and Quaker Oats as well as the Company. Shareholders have opposed poison pills on the grounds that poison pills force potential investors to negotiate potential acquisitions with management, instead of making their offer directly to the shareholders. Shareholder proponents further assert that poison pills can pose such an obstacle to a takeover that management becomes entrenched. Greenway believes that such entrenchment and the consequential lack of accountability may adversely affect shareholder value.

                  Greenway believes that it is essential to prevent such entrenchment and that shareholders be given an opportunity to determine whether a poison pill is the best and most appropriate mechanism for defending the Company against hostile bids. Poison pills insulate management from the threat of a change of control. They provide a target's board with veto power over takeover bids, even when shareholders believe that such bids are in their best interests. Greenway believes that a management group that is responsive to its shareholders and, accordingly, is seeking to foster corporate growth and shareholder value may be the most effective tool in fighting off abusive takeover bids. Although since the initial adoption of poison pills in the 1980's there have been several studies of poison pills, there is a lack of consensus that rights plans are effective in obtaining maximum value for shareholders. Greenway believes that the Board's unilateral adoption of the Renewed Rights Agreement is a further demonstration of its unwillingness to be responsive to its shareholders. The shareholders, as the owners of the Company, should have the right to consider whether a rights plan is appropriate for this Company and the adoption of the Poison Pill Termination Proposal would send a message to the Board that the shareholders oppose their unilateral adoption of the Renewed Rights Agreement.

                                      * * *

                  GREENWAY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ADOPTION OF THE POISON PILL TERMINATION PROPOSAL. IF OUR NOMINEES ARE ELECTED THEY INTEND TO SUPPORT A REDEMPTION OF RIGHTS DISTRIBUTED UNDER, AND A TERMINATION OF, THE RIGHTS AGREEMENT TOGETHER WITH A PROHIBITION ON THE ADOPTION OF A NEW RIGHTS AGREEMENT WITHOUT SHAREHOLDER APPROVAL.

                               NATURE OF PROPOSALS

                  As stated above, both the Poison Pill Termination Proposal and the Woolworth Proposal are non-binding recommendations; even if the shareholders adopt these proposals, the Company's Board of Directors would not be required to take the recommended actions.

                                  VOTE REQUIRED

                  The proposed election of directors requires the affirmative vote of a plurality of the stock of the Company having voting power present in person or represented by proxy and entitled to vote thereon at the Annual Meeting. Votes that are withheld for director nominees and broker non-votes will be disregarded and will not affect the outcome of the election.

                  Approval of each of the Poison Pill Termination Proposal and the Woolworth Proposal requires the affirmative vote of a majority of the votes of the voting securities of the Company present in person or represented by proxy and entitled to vote thereon at the Annual Meeting. Votes that are withheld will have the effect of votes against these proposals, while broker non-votes will not affect the outcome.

                     CERTAIN INFORMATION CONCERNING GREENWAY
                 AND THE OTHER PARTICIPANTS IN THE SOLICITATION

                  Information concerning Greenway, Alfred D. Kingsley and Gary
K. Duberstein, Andrew P. Hines and Howard Stein, who are each "participants in the solicitation" as defined in the proxy rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and their affiliates and associates, is set forth on Appendix A hereto.

                  Greenway, Kingsley, Duberstein, Hines and Stein and each of their affiliates and associates, intend to vote their shares of the Company's Common Stock in accordance with the recommendations of Greenway set forth herein.

                     CERTAIN INTERESTS IN THE PROPOSALS AND
                    WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the knowledge of the Greenway Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Greenway, any other member of the Greenway Group or their respective associates or controlling persons or between Greenway or any of the foregoing persons with respect to any securities of the Company except as follows: As described in Appendix A hereto, the respective partnership agreements of Greenway and Greentree Partners, L.P. ("Greentree"), an affiliate of Greenway, each contains provisions whereby its general partners (i.e., Greenhouse Partners, L.P. and Greenhut, L.L.C. in the case of Greenway and Greentree, respectively, each affiliates of Greenway) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea Offshore, L.P. ("Greensea"), an affiliate of Greenway, provide that Greenhut Overseas, L.L.C., an affiliate of Greenway that acts as its investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt Corp., an affiliate of Greenway, also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts.

                 SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

                  The following table presents, as of April 9, 1998, based solely on information contained in the Company's proxy statement in connection with its 1998 Annual Meeting, the Common Stock beneficially owned (as that term is defined by the Securities and Exchange Commission) by all directors, nominees and named executive officers of the Company, and the directors, nominees and executive officers of the Company as a group. This beneficially owned Common Stock includes shares of Common Stock which they had a right to acquire within 60 days of such date by the exercise of options granted under the Company's stock option plans.

                  Except as otherwise noted in a footnote below, each director, nominee and executive officer has sole voting and investment power with respect to the number of shares of Common Stock set forth opposite his or her name in the table.

                                                        AMOUNT AND
                                                         NATURE OF
         NAME OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP
         ------------------------                  --------------------

J. Carter Bacot............................................3,361
M. Jeffrey Branman........................................80,079(a)
Purdy Crawford............................................10,732
John E. DeWolf III........................................30,000(b)
Roger N. Farah...........................................987,916(c)
Philip H. Geier Jr.........................................4,732
Jarobin Gilbert Jr...........................................879
John F. Gillespie.........................................30,079(d)
Dale W. Hilpert..........................................406,732(e)
Allan Z. Loren...............................................100
Margaret P. MacKimm........................................4,861
John J. Mackowski..........................................4,726
James E. Preston..........................................10,656(f)
Christopher A. Sinclair....................................2,832
All 18 directors, nominees and
  executive officers as a group,
  including the named executive
  officers ............................................1,743,290(g)

------------------

(a) Includes 75,000 shares of Common Stock that may be acquired by the exercise of stock options and 79 shares of Common Stock held in the Company's 401(k) Plan.

(b) Represents shares of Common Stock that may be acquired by the exercise of stock options.

(c) Includes 800,000 shares of Common Stock that may be acquired by the exercise of stock options and 66 shares of Common Stock held in the Company's 401(k) Plan.

(d) Includes 30,000 shares of Common Stock that may be acquired by the exercise of stock options and 79 shares of Common Stock held in the Company's 401(k) Plan.

(e) Includes 399,999 shares of Common Stock that may be acquired by the exercise of stock options and 510 shares of Common Stock held in the Company's 401(k) Plan.

(f) Excludes 50 shares of Common Stock owned by Mr. Preston's stepchildren, with respect to which Mr. Preston disclaims beneficial ownership.

(g) This figure represents approximately 1.29 percent of the shares of Common Stock outstanding at the close of business on April 9, 1998. It includes all of the shares referred to in footnotes (a) through (f) above, a total of 154,997 shares of Common Stock that may be acquired within 60 days after April 9, 1998 by three executive officers of the Company (excluding the named executive officers) by the exercise of stock options, and 653 shares of Common Stock held by three executive officers (excluding the named executive officers) in the Company's 401(k) Plan.

                             PRINCIPAL SHAREHOLDERS


                  The following table sets forth, as of April 9, 1998, based solely, except as otherwise described herein, on information contained in the Company's proxy statement for the 1998 Annual Meeting, the number and percentage of outstanding shares of Common Stock beneficially owned by each person known to Greenway as of such date to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. The information with respect to the Greenway Group has been provided by the members thereof as of April 22, 1999.


 NAME AND ADDRESS                       AMOUNT AND NATURE OF        PERCENTAGE
OF BENEFICIAL OWNER (a)                 BENEFICIAL OWNERSHIP         OF CLASS
-----------------------                 --------------------         --------

Greenway Partners, L.P.,                  19,529,022   (b)             14.4%
Greentree Partners, L.P.
Greenhut, L.L.C.,
Greenbelt Corp.,
Greenhouse Partners, L.P.,
Greenhut Overseas, L.L.C.,
Alfred D. Kingsley,
and Gary K. Duberstein
277 Park Avenue
New York, NY  10172

Greensea Offshore, L.P.
P.O. Box 1561
Mary Street
Grand Cayman, Cayman Islands
  British West Indies

Ark Asset Management                       8,901,800   (c)              6.6%
Co., Inc.
One New York Plaza
New York, NY  10004

Boston Partners Asset                      8,840,937   (d)              6.6%
Management, L.P.
Boston Partners, Inc.,
and Desmond John Heathwood
One Financial Center
Boston, MA  02111

          (a) Omits information concerning 23,504,800 shares of Common Stock reported as beneficially owned as of December 31, 1997 in the Company's Proxy Statement for the 1998 Annual Meeting by the Capital Group Companies, Inc. and certain of its affiliates. The entities reporting beneficial ownership of such shares reported, on Schedule 13G and on Schedule 13G/A, filed on February 11, 1999 and February 12, 1999 with the Securities and Exchange Commission (the "SEC") that such entities held voting power and dispositive power with respect to no shares of Common Stock.


          (b) Reflects shares beneficially owned as of March 15, 1999, according to Amendment No. 8 to a statement on Schedule 13D filed with the SEC. As reported in the 13D, Greenway Partners, L.P. holds sole voting and dispositive power with respect to 2,350,000 shares, Greentree Partners, L.P. holds sole voting and dispositive power with respect to 1,500,900 shares, Greenhouse Partners, L.P. holds shared voting and dispositive power with respect to 2,350,000 shares; Greenhut, L.L.C. holds shared voting and dispositive power with respect to 1,500,900 shares; Greenbelt Corp. holds sole voting and dispositive power with respect to 12,886,322 shares, Greensea Offshore, L.P. holds sole voting and dispositive power with respect to 2,250,000 shares; Greenhut Overseas, L.L.C. holds shared voting and dispositive power with respect to 2,250,000 shares; Alfred D. Kingsley holds sole voting and dispositive powers with respect to 541,800 shares and shared voting and dispositive power with respect to 18,987,222 shares; and Gary K. Duberstein holds shared voting and dispositive power with respect to 18,987,222 shares. The foregoing table does not reflect shares of Common Stock beneficially owned directly by Mr. Hines or Mr. Stein. Greenway and its affiliates each disclaim beneficial ownership of such shares.


          (c) Reflects shares beneficially owned as of December 31, 1997, according to a statement on Schedule 13G filed with the SEC. As reported in the 13G, Ark Asset Management Co., Inc. holds sole voting power with respect to 6,606,400 shares and sole dispositive power with respect to 8,901,800 shares.

          (d) Reflects shares beneficially owned as of December 31, 1997, according to a statement on Schedule 13G filed with the SEC. As reported in the 13G, Boston Partners Asset Management, L.P. ("BPAM"), an investment adviser, owns of record 8,804,937 shares. Boston Partners, Inc. is the sole general partner of BPAM, and Mr. Heathwood is the principal shareholder of Boston Partners, Inc. As such, they may be deemed to own beneficially all of the shares owned of record by BPAM. The shareholders held shared voting and dispositive power with respect to 8,840,937 shares.

                          PROXY SOLICITATION; EXPENSES

                  Proxies may be solicited by Greenway, partners and employees of Greenway, and by the other Participants by mail, telephone, telecopier, the Internet and personal solicitation. Regular employees of Greenway and its affiliates may be used to solicit proxies and, if used, will not receive additional compensation for such efforts. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation material of the Greenway Group to their customers for whom they hold shares, and Greenway will reimburse them for their reasonable out-of-pocket expenses.

                  The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials, and the cost of soliciting proxies for the proposals endorsed by the Greenway Group, will be borne by Greenway. Greenway estimates such expenses to be $100,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of Greenway and its affiliates). The total expenditures to date have been approximately $20,000, paid by Greenway. Greenway does not intend to seek reimbursement from the Company for Greenway's expenses.

              SHAREHOLDERS' PROPOSALS IN COMPANY'S PROXY STATEMENT

                  Pursuant to Rule 14a-8(e)(2) under the Exchange Act, any proposal by a shareholder at the Annual Meeting to be included in the Company's proxy Statement must be received in writing at the Company's principal executive offices not less than 120 calendar days in advance of the date of the Company's proxy statement released to security holders in connection with its 1998 Annual Meeting of Shareholders. Accordingly, any such shareholder proposal should have been so received by the Company no later than January 5, 1999.


Dated:   April 23, 1999
                                      Sincerely,


                                      Your Fellow Shareholders,

                                      Greenway Partners, L.P.
                                      Alfred D. Kingsley
                                      Gary K. Duberstein
                                      Andrew P. Hines
                                      Howard Stein

                                   APPENDIX A

                  Information is being given herein for (i) Greenway Partners, L.P. ("Greenway"), (ii) Alfred D. Kingsley ("Kingsley"), a natural person and nominee for the Board of Directors of the Company, (iii) Andrew P. Hines, a natural person and nominee for the Board of Directors of the Company, ("Hines"),
(iv) Howard Stein, a natural person and nominee for the Board of Directors of the Company, ("Stein") and (v) Gary K. Duberstein, a natural person and nominee for the Board of Directors of the Company, ("Duberstein") who are each a "participant in a solicitation" as defined under the proxy rules (collectively, the "Participants").

                  Information is also given for Greentree Partners, L.P. ("Greentree"), Greenhouse Partners, L.P. ("Greenhouse"), Greenhut, L.L.C. ("Greenhut"), Greenbelt Corp. ("Greenbelt"), Greensea Offshore, L.P. ("Greensea"), Greenhut Overseas, L.L.C. ("Greenhut Overseas"), which are each "associates", as defined under the proxy rules, of Greenway, Kingsley and Duberstein.

                  Each of Greenway, Greentree and Greenhouse is a Delaware limited partnership. Each of Greenhut and Greenhut Overseas is a Delaware limited liability company. Greenbelt is a Delaware corporation. Greensea is an exempted limited partnership formed under the laws of the Cayman Islands.

                  Greenway, Greentree and Greensea are principally engaged in the business of investing in securities. The principal business of Greenhouse is being the general partner of Greenway. The principal business of Greenhut is being the general partner of Greentree. The principal business of Greenhut Overseas is being the investment general partner of Greensea. The principal business of Greenbelt is managing a small number of accounts containing securities for which Greenbelt has voting and dispositive power, and, consequently, is the beneficial owner.

                  The present principal occupation of each of Kingsley and Duberstein is participating in the management of Greenhouse, Greenhut and Greenhut Overseas. In addition, Mr. Kingsley is senior managing director, and Mr. Duberstein is managing director, of both Greenway and Greentree. Also, Mr. Kingsley is president, and Mr. Duberstein is vice president, secretary and treasurer of Greenbelt. The business address of each of the Participants and the Associates (other than Greensea and Hines) is 277 Park Avenue, 27th Floor, New York, New York 10172. The business address of Greensea is P.O. Box 1561, Mary Street, Grand Cayman, Cayman Island, British West Indies.

                  Hines is employed as Executive Vice President and Chief Financial Officer of Outboard Marine Corporation, a manufacturer of outboard marine engines and boats, which position constitutes his present principal occupation. Hines's business address is 100 Sea Horse Drive, Waukegan, IL 60085.

                  Stein retired as Chairman and Chief Executive Officer of Dreyfus Corporation in August 1996.

                  The Participants and their associates may be deemed to have direct beneficial ownership of the Company's Common Stock ("Shares") as follows:


                                                                 APPROXIMATE
                                                                 MARGIN
        NAME                       NUMBER OF SHARES              INDEBTEDNESS
        ----                       ----------------              ------------

      Greenway                     2,350,000                     $7.4 million

      Greentree                    1,500,900                     $4.4 million

      Greenbelt                   12,886,322                     $23.5 million

      Greensea                     2,250,000                     $6.3 million

 Alfred D. Kingsley                  541,800                     $1.6 million

   Andrew P. Hines                       590                     --

    Howard Stein                     120,000                     $179 thousand


                  The Shares were purchased in accounts which hold other securities and may have been subject to ordinary course margin indebtedness from time-to-time. The approximate amount of margin indebtedness attributable to the Shares as of March 22, 1999 is estimated in the table above.

                  Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  Greenhut, as the general partner of Greentree, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut, may be deemed to beneficially own Shares which Greenhut may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  Greenhut Overseas, as the investment general partner of Greensea, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) Shares which Greensea may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as members of Greenhut Overseas, may be deemed to beneficially own Shares which Greenhut Overseas may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  Greenbelt has direct beneficial ownership of the Shares in the accounts which it manages. In addition, Greenbelt is the investment advisor for Greenland Investment Company Limited, a Cayman Islands company ("Greenland"). In such capacity, Greenbelt has the right to vote and direct the disposition of the 1,739,700 Shares held by Greenland and, consequently, has direct beneficial ownership of such Shares. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own Shares which Greenbelt beneficially owns. Each of Kingsley and Duberstein disclaim beneficial ownership of such Shares for all other purposes.

                  To the best of the knowledge of the Participants and their associates, none has been, within the past year, a party to any contract, arrangements or understanding with any person with respect to any securities of the Company, including but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, division of losses or profits, or the giving or withholding of proxies, except as follows: the respective partnership agreements of Greenway and Greentree each contains provisions whereby its general partner (i.e., Greenhouse in the case of Greenway and Greenhut in the case of Greentree) will receive annually a certain percentage of realized and unrealized profits, if any, derived from the partnership's investments. The agreements governing Greensea provide that Greenhut Overseas, as investment general partner, will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greensea's investments. Greenbelt also receives annually a certain percentage of realized and unrealized profits, if any, resulting from the investments in each of its managed accounts. Pursuant to the Articles of Association of Greenland, Greenhut Overseas will receive annually a certain percentage of realized and unrealized profits, if any, derived from Greenland's investments.

                  No Participant or Associate owns any securities of the Company of record but not beneficially.

                  None of the Participants and none of their associates has any arrangement or understanding with any person with respect to (i) any future employment with the Company or (ii) any future transactions to which the Company or any of its affiliates may be a party.

                  The following is a summary of all transactions in Company securities by the Participants over the last two years.

------------------------- ------------------------------------------------ ---------------------
  DATE OF TRANSACTION                  NATURE OF TRANSACTION                 NUMBER OF SHARES
------------------------- ------------------------------------------------ ---------------------
                07/28/97  Sale of Shares by Greenway Partners                            75,000

------------------------- ------------------------------------------------ ---------------------
                09/03/98  Purchase of Shares by Greenway Partners                       150,000

------------------------- ------------------------------------------------ ---------------------
                09/09/98  Purchase of Shares by Greenway Partners                        25,000


------------------------- ------------------------------------------------ ---------------------


                                       21

------------------------- ------------------------------------------------ ---------------------
  DATE OF TRANSACTION                  NATURE OF TRANSACTION                 NUMBER OF SHARES
------------------------- ------------------------------------------------ ---------------------
                10/07/98  Purchase of Shares by Greenway Partners                        40,000


------------------------- ------------------------------------------------ ---------------------
                10/08/98  Purchase of Shares by Greenway Partners                        50,000


------------------------- ------------------------------------------------ ---------------------
                10/09/98  Purchase of Shares by Greenway Partners                        59,300


------------------------- ------------------------------------------------ ---------------------
                01/04/99  Purchase of Shares by Greenway Partners                       300,000


------------------------- ------------------------------------------------ ---------------------
                01/28/99  Purchase of Shares by Greenway Partners                       350,000


------------------------- ------------------------------------------------ ---------------------
                07/29/97  Sale of Shares by Greenbelt for Howard Stein's                 39,000
                          managed account

------------------------- ------------------------------------------------ ---------------------
                07/07/98  Purchase of Shares by Greenbelt for Howard                     45,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                07/07/98  Purchase of Shares by Greenbelt for Howard                     15,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                07/08/98  Purchase of Shares by Greenbelt for Howard                     40,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                07/24/98  Purchase of Shares by Greenbelt for Howard                     25,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                07/27/98  Purchase of Shares by Greenbelt for Howard                     15,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                07/28/98  Purchase of Shares by Greenbelt for Howard                     20,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                07/29/98  Purchase of Shares by Greenbelt for Howard                     20,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------


                                       22

------------------------- ------------------------------------------------ ---------------------
  DATE OF TRANSACTION                  NATURE OF TRANSACTION                 NUMBER OF SHARES
------------------------- ------------------------------------------------ ---------------------
                07/31/98  Purchase of Shares by Greenbelt for Howard                     20,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                08/11/98  Purchase of Shares by Greenbelt for Howard 10,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                08/21/98  Purchase of Shares by Greenbelt for Howard                     60,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                09/24/98  Purchase of Shares by Greenbelt for Howard 60,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                01/04/99  Purchase of Shares by Greenbelt for Howard                    324,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                01/28/99  Purchase of Shares by Greenbelt for Howard                    200,000
                          Stein's managed account


------------------------- ------------------------------------------------ ---------------------
                09/03/98  Purchase of Shares by Alfred D. Kingsley                      250,000



------------------------- ------------------------------------------------ ---------------------
                09/04/98  Purchase of Shares by Alfred D. Kingsley                       50,000


------------------------- ------------------------------------------------ ---------------------
                09/10/98  Purchase of Shares by Alfred D. Kingsley                       30,000


------------------------- ------------------------------------------------ ---------------------
                10/09/98  Purchase of Shares by Alfred D. Kingsley                       71,800


------------------------- ------------------------------------------------ ---------------------
                02/17/99  Purchase of Shares by Alfred D. Kingsley                       50,000


------------------------- ------------------------------------------------ ---------------------
                02/17/99  Purchase of Shares by Alfred D. Kingsley                       50,000


------------------------- ------------------------------------------------ ---------------------
                02/18/99  Purchase of Shares by Alfred D. Kingsley                       40,000


------------------------- ------------------------------------------------ ---------------------


                                       23

------------------------- ------------------------------------------------ ---------------------
  DATE OF TRANSACTION                  NATURE OF TRANSACTION                 NUMBER OF SHARES
------------------------- ------------------------------------------------ ---------------------
                05/12/97  Distribution of Shares by Greentree Partners                  600,000
                          to a Partner

------------------------- ------------------------------------------------ ---------------------
                05/13/97  Purchase of Shares by Greentree Partners                      550,000


------------------------- ------------------------------------------------ ---------------------
                07/30/97  Sale of Shares by Greentree Partners                           60,000


------------------------- ------------------------------------------------ ---------------------
                10/28/97  Purchase of Shares by Greentree Partners                       20,000


------------------------- ------------------------------------------------ ---------------------
                03/23/98  Sale of Shares by Greentree Partners                            3,100


------------------------- ------------------------------------------------ ---------------------
                05/18/98  Purchase of Shares by Greentree Partners                       43,100


------------------------- ------------------------------------------------ ---------------------
                06/17/98  Purchase of Shares by Greentree Partners                       30,000


------------------------- ------------------------------------------------ ---------------------
                06/25/98  Purchase of Shares by Greentree Partners                       20,000


------------------------- ------------------------------------------------ ---------------------
                06/26/98  Purchase of Shares by Greentree Partners                       20,000


------------------------- ------------------------------------------------ ---------------------
                06/29/98  Purchase of Shares by Greentree Partners                        8,900


------------------------- ------------------------------------------------ ---------------------
                07/13/98  Purchase of Shares by Greentree Partners                       21,100


------------------------- ------------------------------------------------ ---------------------
                07/14/98  Purchase of Shares by Greentree Partners                       20,000


------------------------- ------------------------------------------------ ---------------------
                07/22/98  Purchase of Shares by Greentree Partners                       31,100


------------------------- ------------------------------------------------ ---------------------
                07/23/98  Purchase of Shares by Greentree Partners                       26,500


------------------------- ------------------------------------------------ ---------------------
                07/24/98  Purchase of Shares by Greentree Partners                       22,400


------------------------- ------------------------------------------------ ---------------------
                07/30/98  Purchase of Shares by Greentree Partners                       28,200


------------------------- ------------------------------------------------ ---------------------


                                       24

------------------------- ------------------------------------------------ ---------------------
  DATE OF TRANSACTION                  NATURE OF TRANSACTION                 NUMBER OF SHARES
------------------------- ------------------------------------------------ ---------------------
                07/31/98  Purchase of Shares by Greentree Partners                       20,000


------------------------- ------------------------------------------------ ---------------------
                08/03/98  Purchase of Shares by Greentree Partners                       10,000


------------------------- ------------------------------------------------ ---------------------
                08/03/98  Purchase of Shares by Greentree Partners                       11,800


------------------------- ------------------------------------------------ ---------------------
                08/05/98  Purchase of Shares by Greentree Partners                       15,000


------------------------- ------------------------------------------------ ---------------------
                08/21/98  Purchase of Shares by Greentree Partners                       55,000


------------------------- ------------------------------------------------ ---------------------
                12/31/98  Purchase of Shares by Greentree Partners                       74,200


------------------------- ------------------------------------------------ ---------------------
                01/04/99  Purchase of Shares by Greentree Partners                      186,700


------------------------- ------------------------------------------------ ---------------------
                01/28/99  Purchase of Shares by Greentree Partners                      200,000


------------------------- ------------------------------------------------ ---------------------
                07/30/97  Sale of Shares by Andrew P. Hines*                              7,251


------------------------- ------------------------------------------------ ---------------------
                07/30/97  Sale of Shares by Andrew P. Hines*                             12,598


------------------------- ------------------------------------------------ ---------------------
                08/01/97  Sale of Shares by Andrew P. Hines*                              1,500


------------------------- ------------------------------------------------ ---------------------
                08/26/97  Sale of Shares by Andrew P. Hines*                              1,000


------------------------- ------------------------------------------------ ---------------------
                08/26/97  Sale of Shares by Andrew P. Hines*                             25,000


------------------------- ------------------------------------------------ ---------------------
                08/26/97  Sale of Shares by Andrew P. Hines*                             66,984


------------------------- ------------------------------------------------ ---------------------


                                       25

------------------------- ------------------------------------------------ ---------------------
  DATE OF TRANSACTION                  NATURE OF TRANSACTION                 NUMBER OF SHARES
------------------------- ------------------------------------------------ ---------------------
                03/12/98  Sale of Shares by Andrew P. Hines*                              1,341


------------------------- ------------------------------------------------ ---------------------
                10/28/97  Purchase of Shares by Howard Stein                             11,100


------------------------- ------------------------------------------------ ---------------------
                10/28/97  Purchase of Shares by Howard Stein                             13,900


------------------------- ------------------------------------------------ ---------------------
                 5/18/98  Purchase of Shares by Howard Stein                             10,000


------------------------- ------------------------------------------------ ---------------------
                 5/26/98  Purchase of Shares by Howard Stein                             10,000


------------------------- ------------------------------------------------ ---------------------
                 5/28/98  Purchase of Shares by Howard Stein                             10,000


------------------------- ------------------------------------------------ ---------------------
                 10/1/98  Purchase of Shares by Howard Stein                             25,000


------------------------- ------------------------------------------------ ---------------------
                 10/6/98  Purchase of Shares by Howard Stein                             15,000


------------------------- ------------------------------------------------ ---------------------
                 10/6/98  Purchase of Shares by Howard Stein                             10,000


------------------------- ------------------------------------------------ ---------------------
                12/28/98  Purchase of Shares by Howard Stein                             15,000



------------------------- ------------------------------------------------ ---------------------
                04/16/99  Shares were transferred from an account over                  485,000
                          which Greenbelt has power to vote or direct
                          the disposition of such Shares into an account
                          over which Greenbelt has no such power.


------------------------- ------------------------------------------------ ---------------------





---------------------------

* Each trade represents exercise of, and subsequent sale of stock underlying, options held by Andrew P. Hines.





                                       26